

Mail Stop 3720

November 10, 2016

Michael Brown
Chief Executive Officer
Fision Corporation
430 First Avenue North, Suite 620
Minneapolis, MN 55401

  Re: Fision Corporation
    Registration Statement on Form S-1
    Filed October 31, 2016
    File No. 333-214341

Dear Mr. Brown:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 4. Use of Proceeds, page 19

1. You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered (in addition to the information you have provided for a 100% sale).

Item 11. Information with Respect to the Registrant
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Financial Advisory Agreement, page 31

2. We note that on page 31 of your filing that you disclose that you and Ardour Capital Investments LLC entered into a Financial Advisory Agreement. Under the terms of the agreement, Ardour is to be your exclusive underwriter and/or placement agent for an equity raise through an institutional financing transaction. We further note, on the same

page, that Ardour has waived its exclusivity rights and consented to your conducting of this offering. Please tell us if this offering will be made to institutional investors and revise your disclosures if appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications